Mail Stop 6010


	October 26, 2006


Michael D. Dale
President and Chief Executive Officer
ATS Medical, Inc.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447

Re:	ATS Medical, Inc.
	Amendment No. 2 to Registration Statement on Form S-3
      Filed October 13, 2006
	File No. 333-129521

Dear Mr. Dale:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your prospectus to describe any payments or penalties you have or may have to make to the holders of the notes if you have not met the applicable deadlines for the registration of your securities set forth in the registration rights agreement filed as Exhibit 10.3 to your registration statement.

2. We note the revisions you have made in response to comment 2 from our letter dated June 1, 2006. As requested by comment 2 in our letter dated December 2, 2005, and our subsequent letter dated June
1, 2006, in each instance throughout your prospectus where you refer to the 6% Convertible Senior Notes due October 15, 2025, including at the top of the front outside cover page of your prospectus, please also indicate that the notes are redeemable. Also, please avoid using two shortened titles for the same security like you do in the parenthetical on the prospectus cover.

Fee Table

3. We note your response to our prior comment 3. That comment was referring, however, to the additional payment in shares that may be made if you effect an automatic conversion of the notes prior to October 15, 2008, as described under the heading "Additional Payment upon Conversion during the first Three Years" in the prospectus summary. Since there are no intervening preconditions to the implementation of the automatic conversion, it appears that the decision by the investors to acquire the shares in the automatic conversion is made when the notes are purchased. If so, the offering of the shares that could be issued in the event that the automatic conversion is implemented commences with the offering of the notes, and you should revise your registration statement to include the offer of all shares underlying the notes as part of your offer of the notes themselves.

Your warrants may be subject to resale limitations imposed by the securities laws of some states, page 17

4. We note your response to prior comment 5.  However, it is unclear
how you have provided investors all required information if you have
not provided sufficiently specific information for investors to know
when they are purchasing securities that they may not be able to resell. Therefore, we reissue the comment. In addition, we note that your current risk factor only refers to resales of the warrants, whereas your disclosure under "Plan of Distribution" continues to indicate that "in some states the notes, warrants or shares of common stock may not be sold...."  Please reconcile.

If we do not receive shareholder approval, page 17

5. We note your response to prior comment 6. Please update your risk factor as appropriate.

Risks Related to Uncertain Tax Consequences, page 18

6. We note the risk factor you have added in response to prior comment 4. Please expand your risk factor to briefly indicate the material tax consequences that are uncertain and describe the material risks that are presented to your investors as a result of those uncertainties. Also, it is unclear why you limit the risk to the tax consequences of the notes given, for example, your disclosure on page 36 regarding the uncertain tax consequences involving the warrants.

Incorporation by Reference, page 45

7. Please note that you should not submit a request to accelerate the effective date of this registration statement until you have included all required information, including the financial information you mention in the Current Report on 8-K filed October 5, 2006. Refer to the Instructions to Item 9 of Current Report on Form 8-K.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any questions regarding our comments.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Timothy S. Hearn, Esq. (via fax)
	Theodore C. Cadwell, Jr., Esq. (via fax)
Michael D. Dale
ATS Medical, Inc.
October 26, 2006
Page 3